SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2005

                                  Serono S.A.
                                 --------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                                   ----------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F X or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ____

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         ----      ----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Genmab                                                                    Serono


Media Release



FOR IMMEDIATE RELEASE
---------------------


                   SERONO AND GENMAB SIGN WORLDWIDE AGREEMENT
                     TO DEVELOP AND COMMERCIALIZE HUMAX-TAC

   HUMAX-TAC MAY HAVE THERAPEUTIC POTENTIAL IN THE TREATMENT OF T-CELL MEDIATED
                                    DISEASES


GENEVA,  SWITZERLAND  AND  COPENHAGEN,  DENMARK  -  MAY  2,  2005  -
Serono (virt-x: SEO and NYSE: SRA) and Genmab A/S (CSE: GEN) announced today that they have signed an agreement under which Genmab grants Serono exclusive worldwide rights to develop and commercialize Genmab's HuMax-TAC. The product is a fully human monoclonal antibody targeting the TAC antigen - also known as CD25, or the interleukin-2 receptor alpha subunit (IL-2Ra) - which is overexpressed by activated T-cells. By inhibiting the proliferation of T-cells, HuMax-TAC may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune disorders, inflammatory and hyperproliferative skin disorders, as well as acute transplant rejection. HuMax-TAC is currently in pre-clinical trials.

Under the agreement, Genmab will receive an upfront payment of US$2 million and is entitled to potential milestone payments of up to US$38 million and royalties on sales from any eventual commercialization of the product. Serono will be responsible for all future development costs for HuMax-TAC.

"We are very pleased to enter into this partnership with Serono for HuMax-TAC," said Lisa N. Drakeman, Ph.D., Chief Executive Officer of Genmab, "Serono's wealth of knowledge and expertise in developing and marketing products can be applied to the ongoing development of HuMax-TAC."

"We are committed to the development of novel therapeutics to fulfill significant unmet medical needs," said Timothy N.C. Wells, Ph.D, Head of Research at Serono. "We believe that HuMax-TAC brings a new dimension to the treatment of many of the key diseases where Serono has a scientific and medical interest."


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
                                       ###


Genmab  forward  looking  statements
This press release contains forward looking statements. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Genmab is not under an obligation to up-date statements regarding the future following the publication of this release; nor to confirm such statements in relation to actual results, unless this is required by law.


                                       ###



Serono  forward  looking  statements
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.




                                       ###


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
ABOUT GENMAB A/S
Genmab A/S is a biotechnology company that creates and develops human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, infectious disease, rheumatoid arthritis and other inflammatory conditions, and intends to continue assembling a broad portfolio of new therapeutic products. At present, Genmab has multiple partnerships to gain access to disease targets and develop novel human antibodies including agreements with Roche and Amgen. A broad alliance provides Genmab with access to Medarex, Inc.'s array of proprietary technologies, including the UltiMAb(TM) platform for the rapid creation and development of human antibodies to virtually any disease target. Genmab is headquartered in Copenhagen, Denmark, and has operations in Utrecht, The Netherlands, and Princeton, New Jersey in the US. For more information about Genmab, visit www.genmab.com.
---------------


ABOUT SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

FOR  MORE  INFORMATION,  PLEASE  CONTACT:

SERONO

CORPORATE MEDIA RELATIONS:     CORPORATE INVESTOR RELATIONS:
Tel:  +41  22  739  36  00     Tel:  +41  22  739  36  01
Fax:  +41  22  739  30  85     Fax:  +41  22  739  30  22
http://www.serono.com          Reuters:  SEO.VX  /  SRA.N
---------------------
                               Bloomberg:  SEO  VX  /  SRA  US

MEDIA  RELATIONS,  USA:        INVESTOR  RELATIONS,  USA:
Tel:  +1  781  681  2340       Tel:  +1  781  681  2552
Fax:  +1  781  681  2935       Fax:  +1  781  681  2912
http://www.seronousa.com
------------------------


GENMAB

Helle Thalund Husted
Director, Investor Relations
T: +45 70 20 27 28
F: +45 70 20 27 29
E: hth@genmab.com

UltiMAb(R) is a registered trademark of Medarex, Inc.
HuMax(R) is a registered trademark of Genmab A/S
HuMax-CD4(TM) is a trademark of Genmab A/S


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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO S.A.
                                   a Swiss corporation
                                   (Registrant)



May 2, 2005                         By:  /s/ Stuart Grant
                                         ------------------------------
                                         Name:  Stuart Grant
                                         Title: Chief Financial Officer